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                            December 27, 2022

       Ben Coates
       Interim Chief Executive Officer
       F45 Training Holdings Inc.
       3601 South Congress Avenue, Building E
       Austin, Texas 78704

                                                        Re: F45 Training
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 23,
2022
                                                            File No. 1-40590

       Dear Ben Coates:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business
       Our Competitive Strength
       Predictable, Asset-Light Model Driving Rapid Growth, page 6

   1. We note you disclose the margin for Adjusted EBITDA. Please present with greater or equal prominence the
comparable margin, net income/ (loss) margin, computed on a
                                                        GAAP basis wherever
this non-GAAP margin is presented. Refer to
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K and Question 102.10(a) of the staff's Compliance and Disclosure
Interpretations "Non-GAAP Financial Measures."
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ben Coates
F45 Training Holdings Inc.
December 27, 2022
Page 2

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at
(202)
551-3398 with any questions.



FirstName LastNameBen Coates                          Sincerely,
Comapany NameF45 Training Holdings Inc.
                                                      Division of Corporation
Finance
December 27, 2022 Page 2                              Office of Trade &
Services
FirstName LastName